UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By:	/s/ Donghao Yang
Name:	Donghao Yang
Title:	Chief Financial Officer

Date: August 29, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.1

Vipshop Appoints Co-founder and Vice Chairman Arthur Hong as Chief Operating Officer

Guangzhou, China, August 28, 2012 – Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today announced that its board of directors has appointed Mr. Arthur Xiaobo Hong, the Company’s Co-Founder and Vice Chairman of the Board of Directors, to serve as Chief Operating Officer (“COO”) effective today, August 28, 2012. Mr. Hong succeeds Mr. Alex Jing Jiang, who will oversee and focus on the increasingly vital Business Intelligence and Customer Relationship Management (CRM) divisions as Vice President.

“As our business has grown exponentially over the past couple of years, so has the scope and responsibilities placed upon our management. Moreover, the tremendous importance associated with synthesizing, analyzing and understanding the vast amounts of customer data we accrue every day is becoming more vital to the effectiveness and success of our business model. Improved data analysis and its utilization for customer life cycle management will dramatically enhance our ability to better target and serve our existing and new shoppers as well as provide more value-added feedback to our brand partners,” commented Mr. Eric Ya Shen, Chairman and CEO of Vipshop. “In expanding our senior management team, Alex will remain focused on driving our strategic pillars in business intelligence and customer relationship management whereas Arthur will assume more leadership in managing Vipshop’s daily operations to further improve the efficiencies in our business. We believe this increased depth and competency within our executive team exemplifies Vipshop’s dedication to strengthening our leadership foundation upon which we can further scale our business going forward.”

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vipshop.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@Vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@Vipshop.com